UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Public Utility Holding Act of 1935
File No. 70-7218; 70-8037
Report Date: July 1, 2000 to September 30, 2000

In the Matter of:
Central and South West Corporation
AEP Credit, Inc..

  AEP Credit, Inc. (Credit) hereby files a balance sheet as of September 30, 2000, statements of income for the three and twelve month periods ended Septemeber 30, 2000, and 1999, and notes to the financial statements as Exhibit 1 attached hereto.
  Credit hereby states that pursuant to the exemption set forth in Rule 52 of the Public Utility Holding Company Act of 1935, it will no longer provide information duplicative of the information contained in Form U-6B-2. Credit will submit Form U-6B-2 quarterly in accordance with the requirements of Rule 52(c). Such information will no longer be included with this report.
  Credit hereby files as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from July 1, 2000 through Septemebr 30, 2000 and Credit's capital structure at September 30, 2000. Credit hereby files as Exhibit 3 attached hereto the twelve month average of outstanding accounts receivable, twelve month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.
  With respect to affiliated companies, Central Power and Light Company (CPL), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from July 1, 2000 through September 30, 2000 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.
  With respect to Reliant Energy HL&P, formerly known as Houston Lighting & Power Company, Credit had a twelve month average of outstanding receivable balances for the period ending Septemebr 30, 2000 of $576,710,000. During the quarter ended September 30, 2000 the daily maximum balance relating to the purchase of accounts receivable from Reliant Energy HL&P was $674,512,337.
  Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March11, 1997 as shown in Exhibit 3 attached hereto.
  Credit hereby files as Exhibit 7 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.
  Credit hereby files as Exhibit 8 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW System accounts receivable rates which was issued during the period July 1, 2000 through September 30, 2000.
  Credit hereby files as Exhibit 9 attached hereto a copy of the audited annual financial statements for the year ended December 31, 1999.
  Credit hereby files as Exhibit 10 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by Central and South West Services, Inc.
  Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21, 1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

SIGNATURE

As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on the 13th day of November, 2000.

                                            By : /s/ Armando Pena
                                                 Armando Pena
                                                 Treasurer

1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                                 EXHIBIT INDEX
                                                 -------------

Exhibit                                                                           Transmission
Number              Exhibit                                                          Method
-------             -------                                                       ------------
   1        Unaudited balance sheet as of Septemeber 30, 2000,                    Electronic
            unaudited statements of income for the three and
            twelve month periods ended September 30, 2000, and
            unaudited notes to the financial statements.

   2        Earnings coverage for the period from July 1, 2000                    Electronic
            through September 30, 2000 and capital structure at
            September 30, 2000.

   3        Twelve month average as of the end of each month of                   Electronic
            outstanding accounts receivable of affiliated and
            non-affiliated companies, twelve month average as of
            the end of each month of accounts receivable purchases
            from non-affiliated companies, and bad debt write-offs
            related to non-affiliated companies during the period
            July 1, 2000 through September 30, 2000.

   4        Discount calculation for affiliated companies for the                 Electronic
            three months ended September 30, 2000.

   5        Analysis of the allowed returns on common equity for                  Electronic
            affiliated companies at September 30, 2000.

   6        Factoring expense savings for the affiliated companies                Electronic
            for the three months ended September 30, 2000.

   7        Calculation, by month, of CPL finder fee attributable                 Electronic
            to factoring of Reliant Energy HL&P receivables during the  period
            July 1, 2000 through September 30, 2000.

   8        Copy of any state regulatory commission decision or                   Electronic
            analysis addressing the effect of the factoring of
            CSW System accounts receivable rates issued during the
            period July 1, 2000 through September 30, 2000.

   9        Copy of audited annual financial statements for the                   Electronic
            year ended December 31, 1999.

  10        Copy of the accounting system procedures and chart of                 Electronic
            accounts of Credit as maintained by Central and South
            West Services, Inc.